“Advancing Uranium”

NEWS RELEASE

Crosshair hits best intersection to date at the C Zone

Dated: October 31, 2007	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to report assay results from holes ML-107 to ML-113 and ML-122 of the ongoing drill program at the C Zone on the Company’s Central Mineral Belt (CMB) Uranium Project in Labrador. The latest assay results are highlighted by hole ML-122, an infill hole that will help to upgrade portions of the C Zone resource, which intersected:

  0.20% U3O8 over 22.4 metres as part of a wider zone grading
  0.10% U3 O8 over 46.3 metres, both contained within a broader zone grading
  0.048% U3 O8 over 101.0 metres starting from a depth of 46.0 metres.

Hole ML-122 tops previous results from hole ML-87, released in August of this year, which intersected 0.10% U3O8 over 45.7 metres.

Other significant intercepts from the latest results include:

  0.08% U3 O8 over 2.0 metres from the Lower C Zone in hole ML-107,

  0.14% U3 O8 over 10.5 metres from the Upper C Zone in hole ML-109, including 0.26% U3 O8 over 5.5 metres

  0.11% U3 O8 over 2.8 metres from the Upper C Zone in hole ML-112,

  0.11% U3 O8 over 2.5 metres from the Lower C Zone in hole ML-113.

Holes ML-109 and ML-110 were collared in the southwest portion of the C Zone, at shallower depths up-dip of the currently defined limits of the Upper C Zone resource and will help to further increase the resource. Hole ML-109 returned 0.26% U3O8 over 5.5 metres as part of a wider interval grading 0.14% U3O8 over 10.5 metres, while hole ML-110 also intersected strongly elevated vanadium mineralization grading 0.23% V2O5 over 5.7 metres. Drill holes ML-107 and ML-113 both returned encouraging intercepts of uranium mineralization from the northeastern portion of the Lower C Zone, which remains open.

“We are again very encouraged by these results since ML-122 intersected some of the strongest uranium mineralization reported to date at the Upper C Zone and ML-109 represents a very good intercept at shallow depths in a portion of the C Zone that has not had a lot of previous drilling.” says J. Wayne Pickett, P.Geo, VP Exploration at Crosshair.

Crosshair also wishes to provide corrected assay values from hole ML-106, which was originally reported as intersecting 0.10% U3O8 over 10.9 meters in a release dated October 18, 2007. Activation Laboratories reported an erroneous DNC uranium assay value that was subsequently discovered and corrected. The originally reported intercept actually grades 0.05% U3O8 over the same 10.9 meter interval.

Assay highlights from holes ML-106 (revised) to ML-113, as well as ML-122 are detailed in the following table, and are also posted along with current drill sections and maps on the Company website at: http://www.crosshairexploration.com/s/CZone.asp

The orientation of the mineralized zones at the C Zone is interpreted to be dipping moderately southeast and the stated widths are approximately 80-100% of true widths.

Hole #		From (m)	To (m)	Length (m)	% U3 O8	% V2 O5
ML-106 revised	Upper C Zone including and and	58.8 71.3 98.2 104.7	109.2 82.2 100.2 106.5	50.4 10.9 2.0 1.8	0.02% 0.05% 0.03% 0.04%	pending pending pending pending
ML-107	Upper C Zone Lower C Zone	121.0 133.5 155.0 331.8	125.0 135.5 157.0 333.8	4.0 2.0 2.0 2.0	0.03% 0.05% 0.03% 0.08%	pending pending pending pending
ML-108 ML-109	No significant assays Upper C Zone including	8.2 11.2	18.7 16.7	10.5 5.5	0.14% 0.26%	0.044% 0.054%
ML-110	Upper C Zone	25.1	30.8	5.7	0.05%	0.229%
ML-111 ML-112	Upper C Zone Upper C Zone including	48.8 53.0 53.5	49.2 60.4 56.3	0.4 7.4 2.8	0.07% 0.05% 0.11%	pending pending pending
ML-113	Lower C Zone including	290.5 291.5	296.5 294.0	6.0 2.5	0.06% 0.11%	pending pending
ML-122	Upper C Zone including including including	46.0 47.0 70.9 90.9	147.0 93.3 93.3 93.3	101.0 46.3 22.4 2.4	0.048% 0.10% 0.20% 1.76%	pending pending pending pending

Crosshair currently has three rigs operating at the C Zone on the CMB Uranium Project, all of which will continue to drill on the property until winter freeze-up in early November. Assay results are pending for approximately 35 additional holes that have been drilled at the C Zone, which continues to be extended by the current drilling and remains open in all directions.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are being sent to Activation Laboratories in Ancaster, ON for analyses. Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-

element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T:	604-681-8030
F:	604-681-8039
E:	dan@crosshairexploration.com
www.crosshairexploration.com

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